Exhibit 12(a)(1)(v)

June 10, 2002

To Our Holders of Series A Convertible Preferred Stock:

        On May 31, 2002 you were provided with a notice of a special meeting of the Series A Preferred shareholders of Williams Controls, Inc. to be held on Wednesday June 12, 2002 at 10:00 PDT in the Portland Oregon offices of the Company. Enclosed is the Offering Memorandum for the Exchange Offer and a Proxy Card. As the meeting is scheduled for Wednesday, June 12, 2002, please promptly review the enclosed document, sign, date and return the proxy card according to the instructions on the proxy card. If you have any questions, please do not hesitate to call Mike Taglish at 1-800-383-8464 or Doug Hailey at 1-802-244-1269, both with Taglish Brothers.

        We recognize these offering materials are being sent very close to the meeting date and if you feel you need additional time to review these materials before voting, please contact Mr. Dennis Bunday, Chief Financial Officer of the Company at 503-670-3307.